October 18, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	J. Nolan McWilliams, Attorney-Advisor Susan Block, Attorney-Advisor Lyn Shenk, Accounting Branch Chief Patrick Kuhn, Staff Accountant

Re:	BT Brands, Inc. Registration Statement on Form S-1 Filed August 13, 2019 File No. 333-233233

Dear Mr. McWilliams:

This letter sets forth the responses of BT Brands, Inc., a Delaware corporation (“we,” “us” or the “Company”), to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in its letter dated September 9, 2019 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amendment No. 1”).

Set forth below in bold are comments from the Comment Letter. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Immediately following each comment is the Company’s response to that comment. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Securities and Exchange Commission

October 18, 2019

Form S-1 filed August 13, 2019

Prospectus Cover, page ii

1.	You state that the selling stockholders may sell “at varying prices” and that there is no public market for your common stock. Please revise to indicate that the selling shareholders will sell at an initial fixed price (or provide a bona fide range) until your common stock is quoted on the OTCBB or the OTC QX or OTC QB tiers of the OTC Link, after which the securities will be offered and sold at prevailing market or negotiated prices. Refer to Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Staff that we have revised Amendment No. 1 as follows:

•	We revised the second paragraph on the cover page of the prospectus to include language indicating that the selling stockholders may sell their shares at a fixed price of $2.50 per share until such time as our common stock is quoted on the OTC QB or another OTC Markets trading system, if ever, and thereafter at prevailing market prices or at privately negotiated prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

•	We revised the first paragraph under the heading titled “Plan of Distribution” appearing on page 64 of Amendment No. 1 to include language similar to the revisions we made to the cover page.

Management’s Discussion and Analysis, page 32

2.	Please describe all known material trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. We note by way of example your discussion in the last paragraph on page 45 that new restaurants may require six to nine months to achieve targeted restaurant level sales. Discuss the factors underlying this trend and the extent to which this trend is unique to you, the markets you operate in, or your market segment. Also address the extent to which you believe this trend will be representative for restaurants you may acquire as part of your growth strategy. Additionally, discuss the reasons for the increase in average customer transaction. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release No. 33-8350.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have revised Amendment No. 1 in response to the Staff’s comment as follows:

•	With respect to the time required to achieve targeted restaurant sales, we have added text to the last paragraph on page 45 to discuss the factors underlying our experience that new restaurants require from 6 – 9 months to achieve targeted sales and that it is our belief that this is typical in the restaurant industry.

•	With respect to the increase in average customer transactions, we have added text to the last paragraph appearing on page 33 under the heading “Introduction” in the Management’s Discussion and Analysis (“MD&A”) section to explain the increase in average customer sales in fiscal 2019.

Securities and Exchange Commission

October 18, 2019

We further advise the Staff that we have moved the text that appeared under the heading “Known Trends and Uncertainties” within the MD&A on page 39 of the Registration Statement to page 33 of Amendment No. 1 within the MD&A and revised that text as necessary in light of the Staff’s comments above and elsewhere in the Comment Letter.

Results of Operations

Net Income (loss), page 35

3.	It appears that the net loss of $20,803 discussed in this section should be net income. Please revise accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have revised Amendment No. 1 as requested by deleting the word “income” on page 35 of Amendment No. 1 and inserting the word “loss.”

Business

Burger Time Restaurant Economic Model, page 44

4.	You state in the last paragraph on page 45 that you can achieve an annualized cash-on-cash return of approximately 30% on new restaurants. Please describe how you calculate cash-on-cash return and the material underlying assumptions. Briefly discuss the basis for your belief given the limited number of new restaurants you have opened since 2015 and discuss the extent to which this target is achievable for restaurants to be acquired as part of your current growth strategy.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have revised Amendment No. 1 in response to the Staff’s comment to add new text to the last paragraph on page 45 to address the Staff’s inquiries in this comment # 4.

Securities and Exchange Commission

October 18, 2019

Shares Eligible for Future Sale, page 55

5.	We note here, and elsewhere, the disclosure that you are registering common stock for resale. We note, however, that the registration fee table appears to register the warrants as well for resale. Please advise and revise for consistency.

In response to the Staff’s comment, the Company respectfully advises the Staff that we are registering only the common stock for resale by the Selling Stockholders, which includes shares of common stock sold to investors in the 2018 Private Offering, shares of common stock that are issuable upon the exercise of the Warrants we issued to investors in that offering and shares of common stock that are issuable upon the exercise of the Placement Agents Warrants we issued to the placement agent in the 2018 Private Offering. We have revised the registration fee table to remove the rows titled “Warrants to purchase common stock” and “Placement Agent Warrants” to eliminate any confusion and ensure consistency throughout Amendment No. 1.

Description of Securities, page 57

6.	Refer to Article X of your Amended and Restated Bylaws. Please describe the scope of the exclusive forum bylaw in Description of Securities and state whether this provision applies to claims under the Securities Act or Exchange Act or only applies to state law claims. To the extent the bylaw does not apply to claims under the federal securities laws, state this explicitly in Article X or, alternatively, tell us how you intend to make future investors of the bylaw’s limited applicability.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have amended Article X of our Amended and Restated Bylaws by adding the following sentence to the end of the first paragraph thereof:

“Nothing herein contained shall be construed to preclude stockholders that assert claims under the Securities Act or the Exchange Act, or any successors thereto, from bringing such claims in state or federal court, subject to applicable law.”

The amendment to the Amended and Restated Bylaws is being filed as Exhibit 3.2.1 to Amendment No. 1.

Securities and Exchange Commission

October 18, 2019

Further, we respectfully advise the Staff that we have revised Amendment No. 1 as follows:

•	In the risk factor titled “Our bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees,” appearing on page 30 of Amendment No. 1, we have added the following text:

“Under this provision, claims subject to exclusive jurisdiction in the federal courts, such as suits brought to enforce a duty or liability created by the Exchange Act or the rules and regulations thereunder, need not be brought in the Court of Chancery of the State of Delaware.”

•	Under the heading “Description of Securities— Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws— Certificate of Incorporation and Bylaw Provisions,” we added the following text:

“Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, stockholders, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any of our directors, officers, stockholders, employees or agents arising out of or relating to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim against us or any of our directors, officers, stockholders, employees or agents that is governed by the internal affairs doctrine of the State of Delaware will be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have subject matter jurisdiction, any state or federal court in the State of Delaware), in all cases subject to the court having personal jurisdiction over indispensable parties named as defendants. Under this provision, claims subject to exclusive jurisdiction in the federal courts, such as suits brought to enforce a duty or liability created by the Exchange Act or the rules and regulations thereunder, need not be brought in the Court of Chancery of the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in our securities will be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.”

Financial Statements, page F-1

7.	Please note the age of financial statements requirement pursuant to Rule 8-08 of Regulation S-X and update the filing accordingly. It appears that you should include unaudited interim financial statements for the three and six months ended June 30, 2019.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 1 includes unaudited interim financial statements for the three and six months ended June 30, 2019. Further, we have revised other sections of Amendment No. 1, such as the MD&A to reflect the inclusion of the June 30, 2019 financial statement in place of the March 31, 2019 financial statements.

Securities and Exchange Commission

October 18, 2019

Consolidated Balance Sheets, page F-4

8.	The December 30, 2018 amount for “Property and Equipment, net” as presented on your balance sheet does not agree to the amount disclosed in Note 2 - Property and Equipment. Please revise accordingly.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we have revised Note 2, “Property and Equipment,” to the financial statements filed with Amendment No. 1 so that the note and the financial statements are in agreement.

Signatures, page II-6

9.	In the second signature block, please also include the signature of your controller or principal accounting officer. If a person is acting in more than one capacity, please indicate each capacity in which he signs.

We respectfully advise the Staff that we have amended the signature block on the signature page of Amendment No. 1 to indicate that Kenneth Brimmer, who is our Chief Operating Officer and Chief Financial Officer, is also signing Amendment No. 1 in his capacity as our principal accounting officer.

We respectfully call the Staff’s attention to new disclosure regarding a related party transaction occurring after the filing of the original Registration Statement that appears on page 55 of Amendment No. 1` and which is disclosed as a subsequent event in the unaudited interim financial statements for the three and six months ended June 30, 2019.

We further advise the Staff that the Company adopted the 2019 Incentive Plan on October 11, 2019 and awarded and issued an aggregate of 9,000 shares of common stock as bonus shares to 30 long-time employees. We have revised Amendment No. 1 to include a discussion of the 2019 Incentive Plan and to amend the outstanding share and related information throughout Amendment No. 1 to reflect the issuance of the 9,000 shares of common stock. Further, we advise the staff that we are filing the 2019 Incentive Plan as Exhibit 10.10 to the registration statement.

Further, we advise the Staff that we have made various immaterial changes throughout Amendment No. 1 to correct typographical and grammatical errors.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in the Comment Letter. If you have any questions or further comments, please feel free to contact the undersigned at (612) 414-5104 or by email at kbrimmer@itsburgertime.com.

Securities and Exchange Commission

October 18, 2019

Very truly yours,

BT BRANDS, INC.

By:	/s/ Kenneth Brimmer
Kenneth Brimmer,
Chief Operating Officer